TRENT

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

7 March 2007

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Director/PDMR Shareholding'

07021761

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\G - Director-PDMR Shareholding 6 March 2007.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

On 6 March 2007, Severn Trent Plc was informed that the trustee of the Severn Trent Plc Employee Share Ownership Trust (the Trust) acquired, on 5 March 2007, 209,311 Ordinary shares of 97 $^{17/19}$ pence each in Severn Trent Plc at a price of £13.823723 per share. The shares were acquired for use in connection with, but not limited to, the Severn Trent Plc Long Term Incentive Plan (the Plan). As beneficiaries of the Trust and participants in the Plan the Directors and other PDMRs listed below have an interest in the shares for the purposes of Section 324 of the Companies Act 1985.

This notification is provided in accordance with DTR3.1.4R(1).

Directors and other PDMRs

P J Gavan
L F Graziano
C S Matthews
M J E McKeon
A P Smith
F B Smith
J van den Arend Schmidt
A P Wray

www.severntrent.com

END